April 9, 2025

Via Edgar Transmission

Alyssa Wall and Cara Wirth

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Thrive Capital Group Co., Ltd. Draft Registration Statement on Form F-1 Submitted March 6, 2025 CIK No. 0002058349

Dear SEC Officers:

On behalf of Thrive Capital Group Co., Ltd. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated April 3, 2025 with respect to the Draft Registration Statement on Form F-1, CIK No. 0002058349 (“F-1”), submitted on March 6, 2025 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Draft Registration Statement on Form F-1 Submitted March 6, 2025

Cover Page

1.	Please revise your cover page to disclose what percentage of the Controlling Shareholder’s voting power will stem from the Class B Ordinary Shares.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on the cover page of the Revised F-1 by disclosing 88.11% of the Controlling Shareholder’s voting power will stem from its Class B Ordinary Shares prior to the Offering and include a placeholder for the voting power of the Controlling Shareholder which stem from its Class B Ordinary Shares upon completion of the Offering.

2.	Please revise your disclosure on the cover page to clearly indicate that Etoiles Consultancy and Etoiles Financial are wholly-owned subsidiaries of the BVI intermediary company and that the BVI intermediary company is wholly-owned by the company.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on the cover page of the Revised F-1 by disclosing that Etoiles Consultancy and Etoiles Financial are wholly-owned subsidiary of Zynergy Holding Co., Limited, a company incorporated in the BVI and Zynergy Holding Co., Limited is wholly owned by Thrive Cayman.

3.	Please state whether any transfers, dividends, or distributions have been made to date between the holding company, Zynergy BVI, the operating entities, or to investors, and quantify the amounts where applicable. If no transfers, dividends, or distributions have been made, please clearly affirm this fact in your disclosure. Please make similar disclosure in your section regarding cash transfers beginning on page 3.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on the cover page and pages 3 and 42 of the Revised F-1 by clarifying that during the years ended December 31, 2024 and 2023 and up to the date of this prospectus, no transfers, dividends or distributions have been made by Thrive Cayman, Zynergy BVI, Etoiles Consultancy and Etoiles Financial.

4.	Please clarify the definitions of “we,” “us,” and “our” as used throughout the prospectus. In this regard, we note that on the cover page you state that such references are to Thrive Cayman, while on pages iii and 1 you define “we, “us,” and “our” as including Thrive Cayman and its subsidiaries. Please ensure it is clear to investors which entity the disclosure throughout the document is referencing and which subsidiaries or entities are conducting business operations.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures throughout the Revised F-1 to clarify the operating subsidiary, Etoiles Consultancy, is conducting business operations.

Prospectus Summary, page 1

5.	We note your disclosure that “[w]e conduct our operation through our indirect wholly-owned Hong Kong Operating Subsidiaries, Etoiles Consultancy and Etoiles Financial.” However, we note from your disclosure on page F-7 that Etoiles Financial does not currently have a principal activity. Please revise throughout your prospectus to clarify the current and anticipated role of Etoiles Financial.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on the cover page and pages 1, 3, 26 and 45 of the Revised F-1 to clarify that Etoiles Financial has no operation on its own.

Permission Required from Mainland China Authorities, page 4

6.	Please expand your disclosure to clarify that legal and operational risks associated with operating in mainland China also apply to operations in Hong Kong. In that regard, please revise your disclosure regarding permissions or approvals required from PRC authorities to discuss each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. Additionally, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions regarding whether permissions or approvals from Chinese authorities are required to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained. Please add similar disclosure to the risk factors related to such permissions and approvals.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on pages iii, 4, 5, 9, 27, 28, 29 and 30 of the Revised F-1 to clarify the legal and operational risks associated with operating in mainland China also apply to operations in Hong Kong. The Company also disclosed it has relied upon the opinion of a PRC Counsel, China Commercial Law Firm and will file its legal opinion upon public filing.

Risk Factors

Risks Related to Our Business, page 17

7.	We note that you had one client in the year ended December 31, 2023 and 22 clients in the year ended December 31, 2024. Please revise to add a risk factor that discusses the material risks associated with your reliance on a limited number of clients.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on page 18 of the Revised F-1 to discuss the risks associated with the Company’s largest customers accounting for a significant portion of its total revenue.

Our reputation may be adversely affected if third parties to whom we outsource..., page 18

8.	We note that you outsource a portion of your services to third parties. Please revise to disclose the type of business or projects that you outsource and, if material, the amount of business that you outsource to such third parties.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on page 19 of the Revised F-1 to disclose that the Hong Kong Operating Subsidiary outsources a small portion of its integrated investor relations services, being certain roadshow arrangement services and other ancillary services, to public relation companies.

Our results of operation may be materially and adversely affected by a downturn..., page 20

9.	You state that “[a] substantial portion of our operations are currently located in Hong Kong...” We note that both of your operating subsidiaries are Hong Kong entities. To the extent you have operations outside of Hong Kong, please revise here and throughout to state as much. Additionally, we note your statement that recent global economic conditions, including inflationary pressures and high interest rate, have affected your profitability in Hong Kong and mainland China. Please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on page 22 of the Revised F-1 to clarify that all of its operations are currently located in Hong Kong. The Company also identify (i) increase in labor cost due to rising wage; and (ii) increase in rental cost of office; (iii) increase in service fee charged by its vendors as major inflationary pressures and clarify that it may result in increase in cost of revenue and selling expense and decrease in gross profit.

Risks Related to Doing Business in Hong Kong

Recent joint statements by the SEC and PCAOB..., page 23

10.	Please revise your disclosure throughout to clarify where your auditor is headquartered. We note that in this risk factor, you state that your auditor, SRCO, C.P.A., Professional Corporation, is headquartered in Hong Kong. Elsewhere throughout the registration statement, including on the cover page, you state that your auditor is headquartered in New York, USA.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures on page 25 of the Revised F-1 to clarify that SRCO, C.P.A., Professional Corporation is headquartered in New York.

Risks Related to Doing Business in Hong Kong

11.	We note your statement that “all of our senior executive officers and directors reside within Hong Kong for a significant portion of the time.” However, we also note your statement in the risk factor on page 35 that “a majority of our directors and officers reside outside the United States.” Please revise for consistency.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures on page 7 and 24 of the Revised F-1 to clarify that a majority of its directors and officers, including the independent director nominees which shall be disclosed upon the public filing, reside outside the United States.

Industry Overview, page 56

12.	We note your reference to the industry report commissioned by you and prepared by Cundi Solution Limited. Please file Cundi Solution Limited’s written consent as an exhibit to this registration statement in connection with the use of their expert report or explain why you do not believe you are required to do so. See Rule 436 of the Securities Act of 1933.

Response: In response to the Staff’s comment, the Company confirmed that it will file the written consent of Cundi Solution Limited as exhibit upon the public filing.

Business

Our Mission, page 61

13.	We note your mission is “to become a leading integrated investor relation services provider in Hong Kong.” Please revise to state how you measure “leading” in this instance (e.g. revenues, number of customers, etc.).

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures on page 62 of the Revised F-1 to disclose the Company measure “leading” in terms of revenue.

Management

Employment Agreements with Executive Officers, page 76

14.	We note your disclosure that you have entered into employment agreements with your executive officers. To the extent applicable, please file any such contracts as exhibits to the registration statement and revise to include a summary of the material terms of each agreement. Refer to Item 601(b)(10)(iii)(A). Additionally, we note that you have included a placeholder for a Form of Employment Agreement with your Chief Executive Officer. Once available, please file the executed agreement.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on page 77 of the Revised F-1. The Company respectfully submits that the executed agreements will be exhibited in the registration statement once executed.

General

15.	We note you define “shares,” “Shares,” and “Ordinary Shares” as referring to both your Class A Ordinary Shares and Class B Ordinary Shares. Please revise your disclosure throughout the registration statement to clearly distinguish between the Class A Ordinary Shares and Class B Ordinary Shares when discussing the offered securities. For example, we note that you state on page 5 that “[i]nvesting in our Shares involves risks.” In this and similar circumstances, please revise to clarify that the only securities currently available for investment through the registration statement are Class A Ordinary Shares.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures throughout the Revised F-1.

16.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act.

Response: In response to the Staff’s comment, the Company respectfully submits that there were no written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, were presented to potential investors in reliance on Section 5(d) of the Securities Act

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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